

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2015

Via E-mail
Daniel M. Wallach
Chief Executive Officer
Shepherd's Finance, LLC
12627 San Jose Blvd., Suite 203
Jacksonville, FL 32223

> **Re:** **Shepherd's Finance, LLC**
> **Registration Statement on Form S-1**
> **Filed April 29, 2015**
> **File No. 333-203707**

Dear Mr. Wallach:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your disclosure to reflect the interim period ended March 31, 2015.

Cover Page

2. In the middle of the first paragraph, as well as in the paragraph following the fee table, you state that you are using Rule 415(a)(6) to carry forward the approximately $690 million of the securities that remain unsold from your registration statement filed on May 11, 2012. However, on your prospectus cover page, you indicate that you are only offering up to $70 million in aggregate principal amount of the notes. Please revise to clarify whether you are offering the $690 million in addition to the $70 million, in which case additional fees will be required, or whether you are only offering $70 million of the remaining $690 million carried forward.

3. We note that you issued notes with an aggregate principal amount of $5,668,000 from May 2012 through March 2015. Please confirm that the amount that you are registering reflects your bona fide reasonable estimate of the amount to be offered and sold within two years from the initial effective date of the registration statement. Please refer to Rule 415(a)(2) of the Securities Act. For additional, guidance, please refer to Question 212.16 to Securities Act Rules.

4. It appears that you are offering the notes on a continuous basis under Rule 415(a)(1)(ix). Since you are not eligible to conduct an at the market offering in reliance upon Securities Act Rule 415(a)(1)(x) and Rule 430B, please revise your disclosure to include a complete description of the material terms of the notes, including price, in a pre-effective amendment to the registration statement. In addition, please revise your disclosure in the third paragraph to state that any substantive change to the features of the notes that does not constitute a fundamental change will be included in a Rule 424(b)(3) prospectus supplement. With regard to any fundamental changes, please refer to the undertakings set forth in Item 512(a)(1)(ii) of Regulation S-K.

5. We note your disclosure that you market your notes by publishing the features in newspapers, on billboards, on the internet and through direct mail campaigns. Please tell us how you have complied with Rule 134 of the Securities Act with respect to such marketing activities, and provide the staff supplementally with examples of your marketing materials. In addition, please confirm that these materials do not constitute a free writing prospectus as such term is defined in Securities Act Rule 405.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Purnell, Staff Attorney, at 202-551-3454 or me at 202-551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief

cc: <u>Via E-mail</u>
Michael Rafter
Nelson Mullins Riley & Scarborough LLP